CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$10,719,000	$1,244.48

Pricing supplement no. 1199 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 14-A-III dated November 30, 2009	Registration Statement No. 333-155535 Dated March 25, 2011 Rule 424(b)(2)

$10,719,000
Notes Linked to the Dow Jones Industrial AverageSM due March 30, 2017

General

—	Senior unsecured obligations of JPMorgan Chase & Co. maturing March 30, 2017*
—	Cash payment at maturity of principal plus the Additional Amount, as described below
—

The notes are designed for investors who seek exposure to any appreciation of the Dow Jones Industrial AverageSM over the term of the notes. Investors should be willing to forgo interest and dividend payments, while seeking payment of your principal in full at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

—	Investing in the notes is not equivalent to investing in the Dow Jones Industrial AverageSM or any of the equity securities underlying the Dow Jones Industrial AverageSM.
—	Minimum denominations of $1,000 and integral multiples thereof
—	The notes priced on March 25, 2011 and are expected to settle on or about March 30, 2011.

Key Terms

Index:	The Dow Jones Industrial AverageSM (“DJI”) (the “Index”). For additional information about the Dow Jones Industrial AverageSM, see Appendix A to this pricing supplement.
Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.

You are entitled to repayment of principal in full at maturity, subject to the credit risk of JPMorgan Chase & Co.

Additional Amount†:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 × the Index Return × the Participation Rate, provided that the Additional Amount will not be less than zero.
Participation Rate:	100%.
Index Return:	Ending Index Level – Initial Index Level
Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 12220.59
Ending Index Level:	The Index closing level on the Observation Date
Observation Date:	March 27, 2017*
Maturity Date:	March 30, 2017*
CUSIP:	48125XKS4
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 14-A-III.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 14-A-III and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$22.50	$977.50
Total	$10,719,000	$241,177.50	$10,477,822.50
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $22.50 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated and unaffiliated dealers of $2.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, in consideration for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-65 of the accompanying product supplement no. 14-A-III.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

March 25, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 14-A-III dated November 30, 2009. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 14-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 14-A-III dated November 30, 2009:

http://www.sec.gov/Archives/edgar/data/19617/000089109209004534/e37172_424b2.pdf

—	Prospectus supplement dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

—	Prospectus dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of this offering, all references to “Principal Protected Notes” and “Principal Protected Notes Linked to an Index” in the accompanying product supplement no. 14-A-III are deemed to refer to “Notes Linked to the Dow Jones Industrial AverageSM.” In addition, for purposes of this offering, the Dow Jones Industrial AverageSM is an “Index” as described in the accompanying product supplement no. 14-A-III.

JPMorgan Structured Investments — Notes Linked to the Dow Jones Industrial AverageSM	PS-1

Selected Purchase Considerations

—

POTENTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least your initial investment in the notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

—

APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 × the Index Return × the Participation Rate of 100%, provided that this payment (the Additional Amount) will not be less than zero.

—

DIVERSIFICATION OF THE DOW JONES INDUSTRIAL AVERAGESM — The return on the notes is linked to the Dow Jones Industrial AverageSM. The Dow Jones Industrial AverageSM consists of 30 component stocks that are intended to be representative of the broad market of U.S. industry. For additional information about the Index, see Appendix A to this pricing supplement.

—

TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 14-A-III. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You generally will be required to accrue taxable interest income in each year at a rate equal to our comparable yield, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, any amount received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

—

COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 4.01%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity, equal to $1,269.11. Assuming a semiannual accrual period, the following table sets out the amount of OID that will accrue with respect to a note during each calendar year, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Note)	Total Accrued OID from Issue Date (Per $1,000 Note) as of End of Calendar Period
March 30, 2011 through December 31, 2011	$30.28	$30.28
January 1, 2012 through December 31, 2012	$41.73	$72.01
January 1, 2013 through December 31, 2013	$43.41	$115.42
January 1, 2014 through December 31, 2014	$45.17	$160.59
January 1, 2015 through December 31, 2015	$47.01	$207.60
January 1, 2016 through December 31, 2016	$48.91	$256.51
January 1, 2017 through March 30, 2017	$12.60	$269.11

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the Additional Amount, if any, that we will pay on the notes. The amount you actually receive at maturity or earlier sale or exchange of your notes will affect your income for that year, as described above under “Taxed as Contingent Payment Debt Instruments.”

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 14-A-III dated November 30, 2009.

—

MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.

—

THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Index, the stocks comprising the Index or contracts related to the Index. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the term of the notes but falls below the Initial Index Level on the Observation Date.

JPMorgan Structured Investments — Notes Linked to the Dow Jones Industrial AverageSM	PS-2

—

CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

—

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index or the notes.

—

CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Affect the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

—

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive any interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities underlying the Index would have.

—

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

—

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

—	the expected volatility in the Index;
—	the time to maturity of the notes;
—	the dividend rate on the equity securities underlying the Index;
—	interest and yield rates in the market generally;
—	a variety of economic, financial, political, regulatory and judicial events; and
—	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Notes Linked to the Dow Jones Industrial AverageSM	PS-3

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and examples illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Index Return from -80% to +80%, reflect the Participation Rate of 100% and assume an Initial Index Level of 12200. The following results are based solely on the hypothetical example cited. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return × Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity
21960	80.00%	80.00%	$800.00	+	$1,000.00	=	$1,800.00
20740	70.00%	70.00%	$700.00	+	$1,000.00	=	$1,700.00
19520	60.00%	60.00%	$600.00	+	$1,000.00	=	$1,600.00
18300	50.00%	50.00%	$500.00	+	$1,000.00	=	$1,500.00
17080	40.00%	40.00%	$400.00	+	$1,000.00	=	$1,400.00
15860	30.00%	30.00%	$300.00	+	$1,000.00	=	$1,300.00
14640	20.00%	20.00%	$200.00	+	$1,000.00	=	$1,200.00
14030	15.00%	15.00%	$150.00	+	$1,000.00	=	$1,150.00
13420	10.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
12810	5.00%	5.00%	$50.00	+	$1,000.00	=	$1,050.00
12200	0.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
11590	-5.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
10980	-10.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
10370	-15.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
9760	-20.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
8540	-30.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
7320	-40.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
6100	-50.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
4880	-60.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
3660	-70.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
2440	-80.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above calculated.

Example 1: The level of the Index increases from the Initial Index Level of 12200 to an Ending Index Level of 14640. Because the Ending Index Level of 14640 is greater than the Initial Index Level of 12200, the Additional Amount is equal to $200 and the payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × [(14640 – 12200)/12200] × 100%) = $1,200

Example 2: The level of the Index decreases from the Initial Index Level of 12200 to an Ending Index Level of 9760. Because the Ending Index Level of 9760 is lower than the Initial Index Level of 12200, the payment at maturity per $1,000 principal amount note is the principal amount of $1,000.

Example 3: The level of the Index neither increases nor decreases from the Initial Index Level of 12200. Because the Ending Index Level of 12200 is equal to the Initial Index Level of 12200, the payment at maturity is equal to $1,000 per $1,000 principal amount note.

JPMorgan Structured Investments — Notes Linked to the Dow Jones Industrial AverageSM	PS-4

The following graph demonstrates the hypothetical total return on the notes at maturity for a subset of the Index Returns detailed in the table on the previous page (-30% to 40%). The numbers appearing in the graph have been rounded for ease of analysis. We cannot give you assurance that the performance of the Index will result in any positive return on your initial investment.

Historical Information

The following graph sets forth the historical performance of the Dow Jones Industrial AverageSM based on the weekly historical Index closing level from January 6, 2006 through March 25, 2011. The Index closing level on March 25, 2011 was 12220.59. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in any positive return on your initial investment.

JPMorgan Structured Investments — Notes Linked to the Dow Jones Industrial AverageSM	PS-5

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution, delivery and, with respect to the notes, authentication, of the indenture and the notes and the validity, binding nature and enforceability of the indenture and notes with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

JPMorgan Structured Investments — Notes Linked to the Dow Jones Industrial AverageSM	PS-6

APPENDIX A

The Dow Jones Industrial AverageSM

We have derived all information contained in this pricing supplement regarding the Dow Jones Industrial AverageSM, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information prepared by CME Group Index Services LLC (“CME”), a joint venture company owned 90% by CME Group Inc. and 10% by Dow Jones & Company, Inc. (“Dow Jones”). Such information reflects the policies of, and is subject to change by, CME. We make no representation or warranty as to the accuracy or completeness of such information. The Dow Jones Industrial AverageSM is an index calculated, published and disseminated by CME. CME has no obligation to continue to publish, and may discontinue publication of, the Dow Jones Industrial AverageSM.

The Dow Jones Industrial AverageSM is reported by Bloomberg L.P. under the ticker symbol “INDU.”

The Dow Jones Industrial AverageSM was introduced to the investing public by Charles Dow on May 26, 1896 and originally comprised only 12 stocks. It has since become one of the most well known and widely followed indicators of the U.S. stock market and is the oldest continuing stock market index in the world. The Dow Jones Industrial AverageSM consists of 30 common stocks chosen as representative of the broad market of U.S. industry. Many of the companies represented in the Dow Jones Industrial AverageSM are household names and leaders in their respective industries, and their stocks are widely held by both individual and institutional investors. Because the Dow Jones Industrial AverageSM is so well known and its performance is generally perceived to reflect that of the overall domestic equity market, it is often used as a benchmark for investments in equities, mutual funds, and other asset classes.

The Dow Jones Industrial AverageSM is a price-weighted index rather than market capitalization-weighted index. In essence, the Dow Jones Industrial AverageSM consists of one share of each of the 30 stocks included in the Dow Jones Industrial AverageSM. Thus, the weightings of the components of the Dow Jones Industrial AverageSM are affected only by changes in their prices, while the weightings of stocks in other indices are affected by price changes and changes in shares outstanding. This distinction stems from the fact that, when initially created, the Dow Jones Industrial AverageSM was a simple average (hence the name), and was computed merely by adding up the prices of the stocks in the Dow Jones Industrial AverageSM and dividing that sum by the total number of stocks in the Dow Jones Industrial AverageSM. However, it eventually became clear that a method was needed to smooth out the effects of stock splits and other composition changes to prevent these events from distorting the level of the Dow Jones Industrial AverageSM. Therefore, a divisor was created that has been periodically adjusted over time. This divisor, when divided into the sum of the prices of the stocks in the Dow Jones Industrial AverageSM, generates the number that is reported every day in newspapers, on television and radio, and over the internet. With the incorporation of the divisor, the Dow Jones Industrial AverageSM can no longer be considered an average.

The components of the Dow Jones Industrial AverageSM are selected by a committee composed of the managing editor of The Wall Street Journal, which is published by Dow Jones, the head of Dow Jones Indexes research and the head of CME Group research (the “Averages Committee”). The Averages Committee was created in February 2010, when Dow Jones Indexes became part of CME. Periodically, the Averages Committee reviews and makes changes to the composition of the Dow Jones Industrial AverageSM. While component selection is not governed by quantitative rules, a stock typically is added only if it has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors. The inclusion of any particular company in the Dow Jones Industrial AverageSM does not constitute a prediction as to the company’s future results of operations or stock market performance. For the sake of continuity, composition changes are rare, and generally have occurred only after corporate acquisitions or other dramatic shifts in a component company’s core business. When such an event necessitates that one component be replaced, the entire index is reviewed. As a result, multiple component changes are often implemented simultaneously.

License Agreement between Dow Jones and JPMorgan Chase & Co.

The Dow Jones Industrial AverageSM is a product of Dow Jones Indexes, a licensed trademark of CME, and has been licensed for use. “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM” and “Dow Jones Indexes” are service marks of Dow Jones and have been licensed for use for certain purposes by JPMorgan Chase & Co. Dow Jones, CME and their respective affiliates have no relationship to the JPMorgan Chase & Co., other than the licensing of the Dow Jones Industrial Average (DJIA) and their respective service marks for use in connection with the certain financial products, including the notes.

Dow Jones, CME and their respective affiliates do not:

■	sponsor, endorse, sell or promote the notes.

■	recommend that any person invest in the notes.

JPMorgan Structured Investments — Notes Linked to the Dow Jones Industrial AverageSM	PS-7

■	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

■	have any responsibility or liability for the administration, management or marketing of the notes.

■	consider the needs of the notes or the owners of the notes in determining, composing or calculating the DJIA or have any obligation to do so.

Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by JPMorgan Chase & Co., but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates actively trade financial products which are linked to the performance of the DJIA. It is possible that this trading activity will affect the value of the DJIA and the notes.

Dow Jones, CME and their respective affiliates will not have any liability in connection with the notes. Specifically,

—	Dow Jones, CME and their respective affiliates do not make any warranty, express or implied, and Dow Jones, CME and their respective affiliates disclaim any warranty about:

—	the results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the DJIA and the data included in the DJIA;

—	the accuracy or completeness of the DJIA or its data;

—	the merchantability and the fitness for a particular purpose or use of the DJIA or its data;

—	Dow Jones, CME and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the DJIA or its data;

—

under no circumstances will Dow Jones, CME and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur.

The licensing relating to the use of the indexes and trademarks referred to above by JPMorgan Chase & Co. is solely for the benefit of JPMorgan Chase & Co., and not for any other third parties.

JPMorgan Structured Investments — Notes Linked to the Dow Jones Industrial AverageSM	PS-8